Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-194424

PROSPECTUS SUPPLEMENT
(To short form base shelf prospectus dated March 26, 2014)

US$1,000,000,000

Thomson Reuters Corporation

US$550,000,000 1.65% Notes due 2017
US$450,000,000 3.85% Notes due 2024
_____________

The 1.65% Notes due 2017, or the 3-year notes, will mature on September 29, 2017, and the 3.85% Notes due 2024, or the 10-year notes, will mature on September 29, 2024. We will pay interest on both series of notes on April 15 and October 15 of each year, beginning on April 15, 2015. The notes will be direct, unsecured obligations of Thomson Reuters Corporation. The notes will be issued only in denominations of US$2,000 and multiples of US$1,000 in excess thereof. We may redeem all or a portion of each series of notes at any time at the applicable redemption price for such series described in this prospectus supplement. We will also have the option to redeem the notes in whole and not in part at any time at 100% of the aggregate principal amount of the notes plus accrued interest to the date of redemption in the event of certain changes to Canadian withholding taxes. We will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, upon the occurrence of a Change of Control Triggering Event (as defined herein).  See the section of this prospectus supplement entitled “Description of the Notes” for more information, including a description of the ranking of the notes.

Investing in the notes involves risks that are described in some of the documents incorporated by reference herein and in the “Risk Factors” section on page S-3 of this prospectus supplement and page 5 of the accompanying short form base shelf prospectus.
_____________

	Per 3-Year Note	Total		Per 10–Year Note	Total
Public offering price (1)	99.828%	US$	549,054,000	99.466%	US$	447,597,000
Underwriting commission	0.250%	US$	1,375,000	0.450%	US$	2,025,000
Proceeds to Thomson Reuters (before expenses)	99.578%	US$	547,679,000	99.016%	US$	445,572,000
_____________
(1) Plus accrued interest from September 29, 2014, if settlement occurs after that date.

The notes will not be listed on any securities exchange or quotation system and, consequently, there is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying short form base shelf prospectus. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which we refer to as IFRS. Our financial statements are subject to Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board as well as Canadian and U.S. securities regulatory auditor independence standards. Our consolidated financial statements may not be comparable to the financial statements of U.S. companies.

Owning the notes may subject you to tax consequences in both the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement and the accompanying short form base shelf prospectus.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because our company is incorporated under the laws of the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear and Clearstream, on or about September 29, 2014 (which is the fifth business day following the date of this prospectus supplement; such settlement date being referred to as “T+5”).  See “Underwriting”.
_____________

Joint Book-Running Managers

Deutsche Bank Securities	HSBC	Morgan Stanley	RBS

Senior Co-Managers

Barclays	Goldman, Sachs & Co.	J.P. Morgan

Co-Managers

BMO Capital Markets	BofA Merrill Lynch	Citigroup	Guggenheim Securities

RBC Capital Markets	Standard Chartered Bank	TD Securities	Wells Fargo Securities

September 22, 2014

Prospectus Supplement

Short Form Base Shelf Prospectus

i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes. The second part, the accompanying short form base shelf prospectus, gives more general information, some of which may not apply to the notes. If the description of the notes varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying short form base shelf prospectus and the other information included in the registration statement of which the accompanying short form base shelf prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying short form base shelf prospectus are used herein with the meanings defined in the short form base shelf prospectus. The words “we,” “us,” “our”, “our company” and “Thomson Reuters” refer to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context requires otherwise. Unless otherwise indicated, references in this prospectus supplement to “$”, “US$” or “dollars” are to U.S. dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the Securities and Exchange Commission, or SEC, are specifically incorporated by reference in this prospectus supplement:

—	our audited consolidated financial statements for the year ended December 31, 2013 and the accompanying auditor’s report thereon;

—	our management’s discussion and analysis for the year ended December 31, 2013;

—	our annual report for the year ended December 31, 2013 (which also constitutes an annual information form);

—	our unaudited consolidated interim financial statements for the six months ended June 30, 2014;

—	our management’s discussion and analysis for the six months ended June 30, 2014; and

—	our management proxy circular dated March 31, 2014, related to our annual meeting of shareholders held on May 22, 2014.

Our 2013 annual financial statements, annual management’s discussion and analysis and annual information form referred to above are contained in our 2013 annual report, which is included in our annual report on Form 40-F for the year ended December 31, 2013.

Any statement contained in this prospectus supplement, the accompanying short form base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, the accompanying short form base shelf prospectus or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements included and incorporated by reference in this prospectus supplement are forward-looking. When used in this prospectus supplement or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “may” and “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

—	uncertainty and future downturns in the markets that we serve, in particular in the financial services and legal industries;

—	actions of competitors;

—	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers, expand into new geographic markets or identify areas of higher growth;

—	increased accessibility to free or relatively inexpensive information sources;

—	failures or disruptions of network systems or the Internet;

—	failure to maintain a high renewal rate for our subscription-based arrangements;

—	dependence on third parties for data, information and other services;

—	changes to law and regulations, including the impact of Dodd-Frank legislation;

—	failure to adapt to organizational changes and effectively implement strategic initiatives;

—	failure to recruit, motivate and retain high quality management and key employees;

—	failure to meet the challenges involved in operating globally;

—	failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;

—	failure to protect the brands and reputation of Thomson Reuters;

—	impairment of goodwill and identifiable intangible assets;

—	inadequate protection of intellectual property rights;

—	threat of legal actions and claims;

—	risk of antitrust/competition-related claims or investigations;

—	downgrading of credit ratings;

—	fluctuations in foreign currency exchange and interest rates;

—	funding obligations in respect of pension and post-retirement benefit arrangements that are affected by factors outside of the control of Thomson Reuters;

—	actions or potential actions that could be taken by our controlling shareholder, The Woodbridge Company Limited; and

—	a change in the tax residence of our company.

These factors and other risk factors described under the section of the accompanying short form base shelf prospectus entitled “Risk Factors” and in some of the documents incorporated by reference herein represent risks that our management believes are material. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this prospectus supplement. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

RISK FACTORS

Investing in the notes is subject to certain risks. Before purchasing notes, you should consider carefully the risk factors set forth under the heading “Risk Factors” in the accompanying short form base shelf prospectus and those under the heading “Risk Factors” in our annual report for the year ended December 31, 2013 (which contains our annual information form for the year ended December 31, 2013 and is included in our annual report on Form 40-F for the year ended December 31, 2013), as well as the other information contained in and incorporated by reference in this prospectus supplement. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of the notes could be adversely affected.

BUSINESS

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. We deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We are organized in four business units:

—	Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides leading regulatory and operational risk management solutions;

—	Legal, a leading provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world;

—	Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

—	Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

We also have a Global Growth & Operations organization which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist.

At our Corporate center, we manage Reuters, the world's largest international news agency, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

Thomson Reuters Corporation is incorporated under the Business Corporations Act (Ontario), or the OBCA. Our principal executive office is located at 3 Times Square, New York, New York 10036, United States. Our registered office is located at Suite 400, 333 Bay Street, Toronto, Ontario M5H 2R2, Canada.

USE OF PROCEEDS

We estimate that the net proceeds from the offering, after deducting the underwriting commission of $3,400,000 and expenses of the offering of approximately $1,651,000, will be approximately $991,600,000. We intend to use funds in an amount equal to the net proceeds from the offering for general corporate  purposes, including, without limitation, to repay outstanding debt securities and to finance share repurchases. In the interim, we may invest these funds in short-term investments. We previously announced that we plan to repurchase up to $1.0 billion of our common shares by the end of 2015. You can find additional information about our share repurchases and related normal course issuer bid in our management’s discussion and analysis for the six months ended June 30, 2014, which is incorporated by reference in this prospectus supplement.

Subject to market conditions and other considerations, prior to the closing date of this offering or shortly thereafter, we may issue one or more tranches of additional debt securities in Canada. Although the terms of such debt securities have not been determined, any additional debt securities would rank equally or pari passu with the notes being issued in this offering, but would likely have a different principal amount, interest rate and maturity date, and certain other different terms, than the notes issued in this offering. If we issue additional debt securities, we plan to use funds in an amount equal to the net proceeds from such offering for general corporate purposes, which may include the repayment of outstanding debt securities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth selected consolidated financial information which was extracted from, and should be read in conjunction with, our unaudited consolidated interim financial statements for the six months ended June 30, 2014 and our audited consolidated financial statements for the year ended December 31, 2013, each of which is incorporated by reference in this prospectus supplement.

Unaudited
(millions of U.S. dollars, except as otherwise indicated and except per share amounts)

	Six months ended June 30,		Year ended December 31,
Consolidated Income Statement Data:	2014	2013	2013
Revenues	$6,289	$6,338	$12,702
Operating expenses	(4,628)	(4,580)	(9,554)
Depreciation	(197)	(208)	(416)
Amortization of computer software	(391)	(376)	(773)
Amortization of other identifiable intangible assets	(328)	(317)	(641)
Other operating (losses) gains, net	(5)	130	198
Operating profit	740	987	1,516
Finance costs, net:
Net interest expense	(219)	(239)	(460)
Other finance income (costs)	57	(72)	(53)
Income before tax and equity method investments	578	676	1,003
Share of post-tax earnings and impairment in equity method investments	1	19	20
Tax expense	(27)	(456)	(848)
Earnings from continuing operations	552	239	175
Earnings from discontinued operations, net of tax	-	6	10
Net earnings	528	245	185
Earnings attributable to:
Common shareholders	$531	$217	$137
Non-controlling interests	21	28	48

Earnings per share:
Basic earnings per share:
From continuing operations	$0.65	$0.25	$0.15
From discontinued operations	-	0.01	0.01
Basic earnings per share	$0.65	$0.26	$0.16

Diluted earnings per share:
From continuing operations	$0.65	$0.25	$0.15
From discontinued operations	-	0.01	0.01
Diluted earnings per share	$0.65	$0.26	$0.16

Weighted average number of common shares outstanding (millions)
Basic	813.9	829.1	828.2
Diluted	817.3	831.5	831.0

Consolidated Statement of Financial Position Data:	June 30, 2014	December 31, 2013
Cash and cash equivalents	$704	$1,316
Current assets	3,235	3,900
Other identifiable intangible assets, net	7,639	7,890
Goodwill	17,060	16,871
Total assets	31,578	32,439
Current liabilities	4,237	4,761
Long-term indebtedness	7,467	7,470
Total equity	16,117	16,430

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at June 30, 2014 on an actual basis and on an as adjusted basis to give effect to the sale of the notes offered hereby and the application of funds in an amount equal to the estimated net proceeds of the offering as described in the “Use of Proceeds” section of this prospectus supplement.

This table should be read in conjunction with our unaudited consolidated interim financial statements for the six months ended June 30, 2014 and other information included in the documents incorporated by reference in this prospectus supplement.

Unaudited	As at June 30, 2014
(millions of U.S. dollars)	Actual	Adjustments		As adjusted

Current indebtedness	$591	(567	)(1)	$24
Long-term indebtedness	7,467	-		7,467
Notes offered hereby	-	992		992
Total debt (2)	8,058	425		8,483
Equity:
Series II preference shares, no nominal value (authorized, issued and outstanding — 6,000,000)	110	-		110
Common shares, no nominal value (802,751,327(3) issued and outstanding; authorized — unlimited)	9,928	(17	)(3)	9,911
Contributed surplus	170	-		170
Accumulated other comprehensive loss	(1,477)	-		(1,477)
Retained earnings	6,914	(37	)(3)	6,877
Total shareholders’ equity	15,645	(54)		15,591
Non-controlling interests	472	-		472
Total equity	16,117	(54)		16,063
Total capitalization	$24,175	371		$24,546
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(1)
The decrease represents the carrying value of our C$600 million principal amount of 5.20% notes due December 2014 that we expect to repay upon their maturity using funds from available resources, including, but not limited to the estimated net proceeds from the notes offered hereby.

(2)
Excludes the effect of related debt swaps, which are included within “Other financial assets – current”, “Other financial assets – non-current” and “Other financial liabilities - non-current” in our unaudited consolidated statement of financial position as at June 30, 2014. If this effect had been included, total debt and total capitalization as at June 30, 2014 would have been $97 million lower.

(3)
The number of common shares issued and outstanding is as of September 19, 2014 and reflects the impact of share repurchases under our Normal Course Issuer Bid after June 30, 2014 and through September 19, 2014. The cost of these repurchases was $94 million and has been reflected as reductions to the carrying values of common share capital and retained earnings. Of this amount, $40 million was reflected as a reduction to equity as at June 30, 2014, as required under IFRS, in connection with a pre-defined plan with our broker to repurchase shares during our internal trading blackout period from July 1, 2014 to July 30, 2014, the date we announced our second-quarter 2014 results.

INTEREST COVERAGE

The information contained in this section was derived from our unaudited consolidated interim financial statements for the six months ended June 30, 2014, our audited consolidated financial statements for the year ended December 31, 2013 and the related management’s discussion and analysis, each of which is incorporated by reference in this prospectus supplement.

The following ratios are for the 12 months ended June 30, 2014 and December 31, 2013 and give effect to the issuance and sale of the notes offered hereby, the application of funds in an amount equal to the estimated net proceeds from this offering and other offerings and repayments of debt securities, as if these transactions occurred at the beginning of each period. These ratios do not purport to reflect actual ratios that would have resulted if the transactions had actually occurred on that date, nor are they indicative of ratios for any future periods.

12 Months Ended
	June 30, 2014		December 31, 2013
Net earnings attributable to common shareholders before deducting interest expense (which includes the effect of related debt swaps) and before tax expense (1)	$1,313 million		$1,449 million
Adjusted annualized interest on total debt (1)	$410 million		$410 million
Interest coverage ratio	3.2	x	3.5	x

Below, we have also provided a supplemental calculation of our interest coverage ratios based on adjusted earnings from continuing operations (Adjusted EBITDA), which is a non-IFRS financial measure. We describe this non-IFRS financial measure and provide a reconciliation to the most directly comparable IFRS financial measure in each of our management’s discussion and analysis for the six months ended June 30, 2014 and the year ended December 31, 2013.

12 Months Ended
	June 30, 2014		December 31, 2013
Adjusted EBITDA (1)	$3,152 million		$3,070 million
Adjusted annualized interest on total debt (1)	$410 million		$410 million
Interest coverage ratio	7.7	x	7.5	x
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(1)	Excludes non-cash interest expense on pension and other post-employment benefit plans that we report in finance costs within our consolidated income statement.

DESCRIPTION OF THE NOTES

The following description of the notes offered hereby supplements the description of the general terms of the provisions of the Debt Securities in the accompanying short form base shelf prospectus under the section entitled “Description of Debt Securities” and should be read in conjunction with that description. The description of the notes herein shall prevail over the description in the accompanying short form base shelf prospectus to the extent of any inconsistency.

The notes will be issued under an amended and restated indenture dated as of December 21, 2010 among our company, Computershare Trust Company of Canada, as the Canadian Trustee, and Deutsche Bank Trust Company Americas, as the U.S. Trustee, which we refer to as the Amended and Restated Indenture, which will be supplemented by a sixth supplemental indenture to the Amended and Restated Indenture to be dated the date of issuance of the notes. We refer to the Amended and Restated Indenture together with the sixth supplemental indenture as the Trust Indenture. The Trust Indenture is subject to the provisions of the OBCA. The Trust Indenture is also subject to the provisions of the Trust Indenture Act of 1939, as amended, although it is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder.

This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the notes and the Trust Indenture, including the definition of certain terms in the Trust Indenture. It is the Trust Indenture, and not this summary, that governs the rights of Holders of notes. Capitalized terms that are used in this section and not defined have the meaning assigned to them in the Trust Indenture. We have defined selected terms at the end of certain subsections herein.

General

The aggregate principal amount of the notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The principal of, and interest on, the notes will be paid in lawful money of the United States. Certain Canadian and United States federal income tax considerations applicable to the notes are described below under “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”

Principal Amount, Interest and Maturity

The notes will have the following terms:

	Principal Amount	Interest Rate	Maturity Date
3-year notes	$550,000,000	1.65%	September 29, 2017
10-year notes	$450,000,000	3.85%	September 29, 2024

The notes will be payable at 100% of the principal amount at maturity. The notes will bear interest from September 29, 2014, payable in semi-annual installments on April 15 and October 15 in each year, commencing on April 15, 2015. Interest on the  notes will be paid to persons in whose names the notes are registered at the close of business on the preceding April 1 or October 1, respectively. Interest will be calculated on the basis of a 360-day year consisting of 12 30-day months.

Ranking and Other Indebtedness

The notes will be direct, unsecured obligations of our company and will not be guaranteed. The notes will rank equally and ratably with all of our other unsecured and unsubordinated obligations.

Further Issuances

We may from time to time, with respect to each or all three series of notes offered hereby, without notice to or the consent of the Holders, “reopen” these notes and create and issue further notes ranking equally or pari passu with the notes of such series in all respects and so that such further notes may be consolidated and form a single series with the relevant series of notes and have the same terms as to status, redemption or otherwise as such series of notes offered by this prospectus supplement.

Optional Redemption

The 3-year notes will be redeemable in whole or in part at any time, at our option, at a Redemption Price equal to the greater of:

—	100% of the principal amount of such notes, and

—
the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the applicable Treasury Rate plus 10 basis points, in each case together with accrued interest thereon to the Redemption Date.

Prior to June 29, 2024 (three months prior to the maturity date), the 10-year notes will be redeemable in whole or in part, at our option, at a Redemption Price equal to the greater of:

—	100% of the principal amount of such notes, and

—
the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the applicable Treasury Rate plus 20 basis points, in each case together with accrued interest thereon to the Redemption Date.

On or after June 29, 2024 (three months prior to the maturity date), the 10-year notes will be redeemable in whole or in part, at our option, at a Redemption Price equal to 100% of the principal amount of such notes, together with accrued interest thereon to the Redemption Date.

Holders of notes to be redeemed will receive notice thereof at least 30 days and not more than 60 days prior to the date fixed for redemption.

Unless we default in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the notes or the portions thereof called for redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, a Reference Treasury Dealer Quotation for such Redemption Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by us and reasonably satisfactory to the Trustee, or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by us after consultation with the Trustee.

“Reference Treasury Dealer Quotation” means, with respect to one of the Reference Treasury Dealers and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by one of the Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such Redemption Date.

“Reference Treasury Dealers” means one of Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC and RBS Securities Inc. or their respective affiliates which are primary U.S. government securities dealers, or their respective successors or one other primary U.S. government securities dealer selected by us; provided, however, that if any of the foregoing or its affiliates shall cease to be a primary U.S. government securities dealer in the United States, or Primary Treasury Dealer, another Primary Treasury Dealer will be substituted therefore by us.

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

Redemption for Changes in Canadian Withholding Taxes

The notes of each series will be redeemable, at our option, in whole and not in part at any time, on not less than 30 days and not more than 60 days prior written notice, at 100% of the aggregate principal amount of such series of notes, together with accrued interest thereon to the Redemption Date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts (as defined below) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus supplement.

Any Person who assumes our obligations under the notes and under the Trust Indenture pursuant to the provisions described under “Description of Debt Securities — Merger, Consolidation or Amalgamation” in the accompanying short form base shelf prospectus will have a similar right to redeem the notes in the event of any such change in the jurisdiction in which such Person is organized or existing occurring after such Person assumes our obligations.

Repurchase Upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will be required to make an offer to repurchase all, or, at the Holder’s option, any part (equal to $1,000 or an integral multiple thereof), of each Holder’s notes pursuant to the offer described below, referred to as the Change of Control Offer, on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, on such notes repurchased, to the date of purchase, referred to as the Change of Control Payment.

Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to Holders of notes, with a copy to the Trustee for the notes, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, referred to as the Change of Control Payment Date, pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control (as defined below) provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

—	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

—	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

—	deliver or cause to be delivered to the Trustee the notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The Paying Agent will be required to promptly mail to each Holder who properly tendered notes, the purchase price for such notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the repurchase provisions of the notes, the following terms will be applicable:

“Change of Control” means the occurrence of any one of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Thomson Reuters, taken as a whole, to any person or group, other than to an entity within Thomson Reuters; (2) the first day on which a majority of the members of our board of directors are not Continuing Directors (as defined below); (3) the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Woodbridge Group (as defined below), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of our company (which, for greater certainty, excludes the Thomson Reuters Founders Share in our company held by Thomson Reuters Founders Share Company), measured by voting power rather than number of shares; or (4) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which the Woodbridge Group beneficially owns, directly or indirectly, more than 50% of the voting stock of our company (which, for greater certainty, excludes the Thomson Reuters Founders Share), measured by voting power rather than number of shares. For the purposes of this definition, “person” and “group” have the meanings used in Sections 13(d) and 14(d) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date of the issuance of the notes; or (2) was nominated for election, elected or appointed to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our management information circular in which such member was named as a nominee for election as a director).

“DBRS” means DBRS Limited.

“Fitch” means Fitch Ratings Ltd.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB – (or the equivalent) by S&P, BBB (low) (or the equivalent) by DBRS or BBB – (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating Agencies” means (a) each of Moody’s, S&P, DBRS and Fitch; and (b) if any of the Rating Agencies ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our board of directors) as a replacement for Moody’s, S&P, DBRS or Fitch, or some or all of them, as the case may be.

“Rating Event” means the rating on the notes is lowered by (a) at least three out of four Rating Agencies, if there are four Rating Agencies or (b) all of the Rating Agencies, if there are less than four Rating Agencies, and the notes are rated below an Investment Grade Rating by such number of Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by such number of Rating Agencies) after the earlier of (1) the occurrence of a Change of Control and (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control; provided, however, that a rating event otherwise arising by virtue of a particular reduction in rating will be deemed not to have occurred in respect of a particular Change of Control (and thus will not be deemed a rating event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at our or its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the rating event).

“S&P” means Standard & Poor’s Rating Services.

“Woodbridge Group” means at any particular time such of (a) Woodbridge, (b) the affiliates of Woodbridge and (c) the respective successors and assigns of Woodbridge or any such affiliate, as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

The failure by us to comply with the obligations described under “— Repurchase Upon Change of Control Triggering Event” will constitute an Event of Default with respect to the notes.

We may not have sufficient funds to repurchase the notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements which we are subject to at the time.

The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of our company and, thus, the removal of incumbent management. Restrictions on our ability to incur liens are contained in the covenants as described in the accompanying short form base shelf prospectus under “Description of the Debt Securities — Negative Pledge”.

Other Events of Default for the Notes

In addition to the Events of Default provided for in respect of any series of Outstanding Debt Securities under the Amended and Restated Indenture, subject to certain exceptions that are described in the Trust Indenture, the failure by our company or any Material Subsidiary to pay, when due, the principal of any Debt of our company or any Material Subsidiary (other than any Debt which is owed to our company or a Subsidiary) or to pay amounts due under any guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders’ Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, will constitute an Event of Default with respect to the notes.

Transfer to Subsidiary

We have the right at any time, without notice to or consent of the Holders, to have one of our direct or indirect wholly-owned subsidiaries that is incorporated under the laws of Canada or any province thereof, any U.S. state, the United Kingdom or any other country that is a member of the European Union become a co-obligor under a particular series of notes.

If we were to exercise this right, the co-obligor would become liable for such notes on a joint and several basis with us, and we would not be released from our obligations under the Trust Indenture or the notes. The co-obligor’s obligations under the particular notes would rank equally with all of our other unsecured and unsubordinated obligations.

Any payments made by the co-obligor under the notes would be made without withholding or deduction unless required by law, and the co-obligor would pay any additional amounts as would result in Holders receiving, after such withholding or deduction, the amount to which they would otherwise have been entitled absent such withholding or deduction. For a discussion of certain tax consequences of an exercise of this right, please see the section of this prospectus supplement entitled “Certain United States Federal Income Tax Considerations”.

We have no current intention to exercise this right.

The Trustee and Paying Agent

The initial Trustee and the Paying Agent under the Trust Indenture for the notes will be Deutsche Bank Trust Company Americas, 60 Wall Street, 27th Floor, MS NYC60 2710, New York, New York 10005.

Book-Entry System, Clearance and Settlement

The notes will be issued in the form of one or more global certificates representing the notes, which we refer to as the Global Notes. The Global Notes will be delivered on the date of closing to, and registered in the name of, The Depository Trust Company, as depository or its nominee, which we refer to as DTC. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, which include Euroclear and Clearstream. Owners of beneficial interests in the Global Notes will not be entitled to receive the notes in definitive form (except in the very limited circumstances described in this section below) and will not be considered Holders of notes under the Trust Indenture.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with the DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the Financial Industry Regulatory Authority. Access to the DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the DTC and its participants are on file with the SEC.

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or Clearstream Participants and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear was created in 1968 to hold securities for participants of Euroclear, or Euroclear Participants and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., or Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, or Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Individual certificates in respect of the notes will not be issued in exchange for Global Notes, except in very limited circumstances. If DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the notes or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving such notice from DTC or upon becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the notes represented by such Global Notes upon delivery of such Global Notes for cancellation. In the event that individual certificates are issued, Holders will be able to receive payments, including principal and interest, on the notes and effect transfer of the notes at the offices of our paying and transfer agent. Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the notes may be transferred within DTC in accordance with procedures established for this purpose by DTC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

According to DTC the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

The information in this section concerning DTC and its system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

Additional Amounts

All payments made by us under or with respect to the notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, collectively referred to as Taxes, unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the notes and the notes are not redeemed in accordance with the provisions described under “— Redemption for Changes in Canadian Withholding Taxes,” we will pay such additional amounts, or Additional Amounts, as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder:

—	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

—	which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding or ownership of the notes or the receipt of payments thereunder; or

—	which is subject to such Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each Holder and upon written request reimburse each such Holder for the amount of:

—	any Taxes so levied or imposed which have not been withheld or deducted and remitted by us and which have been paid by such Holder as a result of payments made under or with respect to the notes;

—	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment; and

—	any Taxes imposed with respect to any reimbursement under the two bullets immediately above, but excluding any such Taxes on such Holder’s net income.

At least 10 days prior to each date on which any payment under or with respect to the notes is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever in the Trust Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

All payments made by any Person who assumes our obligations under the notes and under the Trust Indenture pursuant to the provisions described under “Description of Debt Securities — Merger, Consolidation or Amalgamation” in the accompanying short form base shelf prospectus will be made without withholding or deduction or such Person will pay any additional amounts as will result in Holders receiving, after such withholding or deduction, the amount to which they would otherwise have been entitled absent such withholding or deduction, in each case substantially on the terms described under “— Additional Amounts” with such modifications as are necessary to reflect the jurisdiction in which such Person is organized or existing.

Prescription

Any money that we deposit with the Trustee or any Paying Agent or held by us in trust for the payment of principal of (or premium, if any) or any interest on any note that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to us upon our request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from us.

Our obligation to pay the principal of (or premium, if any) and interest on the notes will cease if the notes are not presented for payment within a period of 10 years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

Notices

Notices to Holders will be sent by mail to the registered Holders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal United States federal income tax consequences of the acquisition, ownership and disposition of a note by a U.S. Holder (as defined below) who purchases a note at its “issue price” within the meaning of Section 1273 of the Internal Revenue Code of 1986, as amended (the “Code”), and who holds the note as a “capital asset” under Section 1221 of the Code (generally an asset held for investment). A U.S. Holder is, for United States federal income tax purposes, a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or any State thereof, an estate, the income of which is subject to United States federal income taxation regardless of its source, or any trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under the applicable Treasury regulation. If a partnership (or an entity that is classified as a partnership for U.S. federal income tax purposes) holds a note, the United States federal income tax consequences will depend on the status of the partners and the activities of the partnership. A partner of a partnership that holds a note should consult its tax advisor regarding the United States federal income tax consequences of the acquisition, ownership and disposition of a note.

This summary is based on the Code, Treasury regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, or persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. Prospective purchasers of the notes should consult their own tax advisors concerning the application of United States federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations. See “Certain Canadian Federal Income Tax Considerations.”

For United States federal income tax purposes, interest (including any Additional Amounts) on a note generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder’s method of accounting for United States federal income tax purposes. Interest paid by us on the notes will generally constitute income from sources outside the United States and will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder.

Upon the sale, redemption or other taxable disposition of a note, a U.S. Holder will recognize gain or loss, if any, for United States federal income tax purposes, equal to the difference between the amount realized on such disposition (other than amounts received that are attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in gross income of the U.S. Holder) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the amount paid for the note less the amount of any payments on the note other than interest. Such gain or loss generally will constitute United States source capital gain or loss, and will be long-term capital gain or loss if the note was held by such U.S. Holder for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of United States federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitation under the Code.

Subject to various limitations and exceptions, certain U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, generally will be subject to a 3.8% Medicare tax on any interest on, and gains from the sale or other taxable disposition of, the notes. You should consult your own tax advisor regarding the effect, if any, of such tax on your ownership and disposition of the notes.

In general, information reporting requirements will apply to interest and to the proceeds received on the disposition of the notes paid within the United States (and in certain cases, outside the United States) to U.S. Holders. A 28% backup withholding tax may apply to such amounts if a U.S. Holder (i) fails to establish properly that it is entitled to an exemption, (ii) fails to furnish or certify his or her correct taxpayer identification number to the payer in the manner required, (iii) is notified by the Internal Revenue Service, or IRS, that he or she has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that he or she is not subject to backup withholding for failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s United States federal income tax liability provided that the required information is timely furnished to the IRS.

Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in a “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information with respect to such assets if the aggregate value of all such assets exceeds $50,000 at the end of the taxable year or $75,000 at any time during the taxable year. These thresholds are $100,000 and $150,000, respectively, for married couples filing jointly. For this purpose, the notes will constitute “specified foreign financial assets” if they are not held in an account maintained with a financial institution. The account itself may be reportable if it is maintained with a foreign financial institution, including an institution that is organized under the laws of a U.S. possession. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

We have the right to add one of our subsidiaries as a co-obligor of the notes. See “Description of the Notes — Transfer to Subsidiary” of this prospectus supplement for more information. If we exercise the right to cause one of our subsidiaries to become a co-obligor of the notes, the modification should not cause a deemed exchange of the notes for United States federal income tax purposes, and U.S. Holders should have the same tax basis and holding period with respect to the notes as before the addition, as long as our capacity to meet our payment obligations on the notes was not speculative prior to the addition of the co-obligor and the addition does not result in such capacity becoming adequate.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of a note who acquires the note pursuant to this offering and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, (i) deals at arm’s length with Thomson Reuters, (ii) is not, and is not deemed to be, resident in Canada, (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of the note, (iv) is not, and does not deal at arm’s length with, a “specified shareholder” of Thomson Reuters as defined in subsection 18(5) of the Tax Act, and (v) does not use or hold, and is not deemed to use or hold, the note in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder who holds a note in connection with carrying on an insurance business in Canada and elsewhere. This summary assumes that no interest paid on the notes will be in respect of a debt or other obligation to pay an amount to a person with whom Thomson Reuters does not deal at arm’s length for purposes of the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) made public prior to the date hereof. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice or assessing policies, whether by way of judicial, governmental, administrative or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, prospective purchasers of the notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the notes, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Amounts paid or credited, or deemed to be paid or credited, as, on account or in lieu of payment of, or in satisfaction of, interest, premium or principal on the notes by Thomson Reuters to a Non-Resident Holder, including in respect of a redemption of the notes, will be exempt from Canadian withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act by a Non-Resident Holder in respect of the holding, redemption or disposition of the notes or the receipt of interest or premium thereon.

UNDERWRITING

We intend to offer the notes through the underwriters as set forth below, or the Underwriters. Subject to the terms and conditions contained in an underwriting agreement and the related terms agreement dated  September 22, 2014, collectively referred to as the Underwriting Agreement, among our company and the Underwriters, we have agreed to sell to the Underwriters and the Underwriters have severally agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC and RBS Securities Inc. are acting as representatives of the Underwriters named below for the offering of the notes.

Underwriter	Principal Amount of 3-year Notes	Principal Amount of 10-year Notes
Deutsche Bank Securities Inc.	$101,750,000	$83,250,000
HSBC Securities (USA) Inc.	101,750,000	83,250,000
Morgan Stanley & Co. LLC	101,750,000	83,250,000
RBS Securities Inc.	101,750,000	83,250,000
Barclays Capital Inc.	33,000,000	27,000,000
Goldman, Sachs & Co.	33,000,000	27,000,000
J.P. Morgan Securities LLC	33,000,000	27,000,000
BMO Capital Markets Corp.	5,500,000	4,500,000
Citigroup Global Markets Inc.	5,500,000	4,500,000
Guggenheim Securities, LLC	5,500,000	4,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,500,000	4,500,000
RBC Capital Markets, LLC	5,500,000	4,500,000
Standard Chartered Bank	5,500,000	4,500,000
TD Securities (USA) LLC	5,500,000	4,500,000
Wells Fargo Securities, LLC	5,500,000	4,500,000
Total	$550,000,000	$450,000,000

In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The obligations of the Underwriters under the Underwriting Agreement may also be terminated upon the occurrence of certain stated events.

We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

The Underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. After the initial offering of the notes, the price and other selling terms may be changed.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Commissions, Discounts and Expenses

The representatives have advised us that the Underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover of this prospectus supplement and may offer notes to certain dealers at such public offering prices less a concession not in excess of 0.150% per 3-year note and 0.300% per 10-year note. The Underwriters may allow, and the dealer may reallow, a concession not in excess of 0.075% per 3-year note and 0.200% per 10-year note. After the initial public offering, the public offering prices and concession may be changed by the Underwriters.

The expenses of the offering, not including the underwriting commission, are estimated to be approximately $1,651,000 and are payable by us.

Price Stabilization and Short Positions

In connection with the offering, the Underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the Underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the Underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Liquidity

The notes will have no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Other Relationships

Certain of the Underwriters and/or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with, or perform services for, us in the ordinary course of business and receive fees in connection therewith.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

T+5 Settlement Cycle

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of this prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6−1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next succeeding business day should consult their own advisor.

Selling Restrictions

Each of the Underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying short form base shelf prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on us, except as set forth in the Underwriting Agreement.

The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each Underwriter has represented and agreed that it will not offer, sell or deliver the notes, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar arrangement with respect to the notes will require any dealer or other party thereto to make a representation to the same effect.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require Thomson Reuters or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and the amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Each Underwriter has warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Thomson Reuters; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Legal matters relating to the notes being offered hereby will be passed upon on our behalf by Torys LLP, New York, New York and Toronto, Ontario with respect to matters of United States and Canadian law, and on behalf of the Underwriters by Shearman & Sterling LLP, New York, New York, with respect to matters of United States law. As at September 22, 2014, the partners and associates of Torys LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares. Shearman & Sterling LLP has in the past provided, and may continue to provide, legal services to us.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, and no securities may be sold until such registration statement becomes effective.

This short form base shelf prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000), and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 26, 2014

Thomson Reuters Corporation
US$3,000,000,000
Debt Securities
(unsecured)

We may from time to time offer and issue one or more series of unsecured debt securities, together referred to as Debt Securities, in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$3,000,000,000 (or the equivalent in other currencies), during the 25 month period that this short form base shelf prospectus, including any further amendments hereto, remains valid.

We will provide the specific terms of the Debt Securities in respect of which this prospectus is being delivered in applicable prospectus supplements and may include, where applicable, the specific designation, aggregate principal amount, currency, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at our option or at the option of the holder and any other specific terms. You should read this prospectus and any applicable prospectus supplements carefully before you invest. Debt Securities may consist of debentures, notes or other types of debt and may be issuable in series. This prospectus may not be used to offer Debt Securities unless accompanied by a prospectus supplement. Our intended use for any net proceeds we expect to receive from the issue of Debt Securities will be set forth in a prospectus supplement.

Investing in the Debt Securities is subject to certain risks. See “Risk Factors” beginning on page 5 of this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.

Our principal executive office is located at 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000). Our registered office is located at Suite 400, 333 Bay Street, Toronto, Ontario M5H 2R2, Canada.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We currently present our financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS). Our consolidated financial statements may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada. Some of our officers and directors and some of the experts named in this prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.

Unless otherwise specified in an applicable prospectus supplement, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation. See “Risk Factors.”

THESE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATOR NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ABOUT THIS PROSPECTUS

In this prospectus and any prospectus supplement, the words “we,” “us,” “our,” “our company” and “Thomson Reuters” refer to Thomson Reuters Corporation and its consolidated subsidiaries, unless the context requires otherwise. Unless otherwise indicated, references in this prospectus and any prospectus supplement to “$”, “US$”, or “dollars” are to U.S. dollars, and references to “C$” are to Canadian dollars.

This prospectus is part of the registration statement on Form F-10 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission, or SEC. Under this “shelf” registration process, we may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.

We present our financial statements in accordance with IFRS, as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles. Our financial statements are audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board, as well as Canadian and U.S. securities regulatory auditor independence standards.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference in this prospectus may be obtained upon written or oral request without charge from Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States (telephone: 646-223-4000).

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file with and furnish to the SEC reports and other information.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services, such as Westlaw Business.

You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us may also be available for inspection at the office of the New York Stock Exchange. Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with or furnish to the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-10 that we have filed with the SEC in connection with the Debt Securities.

ENFORCEABILITY OF CIVIL LIABILITIES

Thomson Reuters Corporation is a corporation incorporated under and governed by the Business Corporations Act (Ontario), or the OBCA. The controlling shareholder of Thomson Reuters and some of our directors and officers, as well as certain of the experts named in this prospectus and the documents incorporated by reference into this prospectus, are non-U.S. residents and all or a substantial portion of their assets and a substantial portion of our assets are located outside of the United States. It may be difficult for holders of Debt Securities to effect service within the United States upon our controlling shareholder and our directors and officers and the experts named in this prospectus and any documents incorporated by reference into this prospectus who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicated upon civil liability under United States federal securities laws. We believe that a monetary judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this prospectus:

—	our audited consolidated financial statements for the year ended December 31, 2013 and the accompanying auditor’s report thereon;

—	our management’s discussion and analysis for the year ended December 31, 2013;

—	our annual report for the year ended December 31, 2013 (which also constitutes an annual information form); and

—	our management proxy circular dated March 25, 2013, related to our annual and special meeting of shareholders held on May 8, 2013.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any documents of the type referred to above, all material change reports (excluding confidential material change reports, if any), business acquisition reports and any “template version” of any “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution of Debt Securities shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with, or furnished to, the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

When we file a new annual information form or annual report and the related audited comparative consolidated financial statements with, and where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form or annual report, the previous audited consolidated financial statements and all unaudited consolidated financial statements, material change reports, proxy circulars and business acquisition reports filed prior to the commencement of the financial year in which the new annual information form or annual report is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements included and incorporated by reference in this prospectus are forward-looking. When used in this prospectus or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “may” and “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

—	uncertainty and future downturns in the markets that we serve, in particular in the financial services and legal industries;

—	actions of competitors;

—	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers, expand into new geographic markets or identify areas of higher growth;

—	increased accessibility to free or relatively inexpensive information sources;

—	failures or disruptions of network systems or the Internet;

—	failure to maintain a high renewal rate for our subscription-based arrangements;

—	dependence on third parties for data, information and other services;

—	changes to law and regulations, including the impact of Dodd-Frank legislation;

—	failure to adapt to organizational changes and effectively implement strategic initiatives;

—	failure to recruit, motivate and retain high quality management and key employees;

—	failure to meet the challenges involved in operating globally;

—	failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;

—	failure to protect the brands and reputation of Thomson Reuters;

—	impairment of goodwill and identifiable intangible assets;

—	inadequate protection of intellectual property rights;

—	threat of legal actions and claims;

—	risk of antitrust/competition-related claims or investigations;

—	downgrading of credit ratings;

—	fluctuations in foreign currency exchange and interest rates;

—	funding obligations in respect of pension and post-retirement benefit arrangements that are affected by factors outside of the control of Thomson Reuters;

—	actions or potential actions that could be taken by our controlling shareholder, The Woodbridge Company Limited; and

—	a change in the tax residence of our company.

These factors and other risk factors described herein, including under the section of this prospectus entitled “Risk Factors,” and in some of the documents incorporated by reference in this prospectus represent risks that our management believes are material. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this prospectus. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC from time to time, including our annual information form for the year ended December 31, 2013, which is contained in our annual report on Form 40-F for the year ended December 31, 2013, and the other documents incorporated by reference herein.

RISK FACTORS

Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below and those under the heading “Risk Factors” in our annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2013 (and our annual information forms for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of the Debt Securities could be adversely affected.

Risks Relating to the Debt Securities

Fluctuations in exchange rates could give rise to foreign currency exposure.

Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit ratings assigned to Debt Securities may change.

We cannot assure you that any credit rating assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

There may not be a trading market for the Debt Securities.

There is currently no market through which the Debt Securities may be sold and you may not be able to resell the Debt Securities issued hereunder. We cannot assure you that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

The Debt Securities will be subordinated to creditors of our subsidiaries.

We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

We have made only limited covenants in the trust indenture governing the Debt Securities and these limited covenants may not protect your investment.

The trust indenture governing the Debt Securities does not:

—	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the Debt Securities in the event that we experience significant adverse changes in our financial condition or results of operations;

—	limit our ability to incur indebtedness that is equal in right of payment to the Debt Securities;

—	restrict our ability to transfer assets within Thomson Reuters;

—	restrict our ability to repurchase our shares;

—	restrict our ability to make investments or to pay dividends or make other payments in respect of our shares or other securities ranking junior to the Debt Securities; or

—	necessarily afford holders of Debt Securities protection should we be involved in a transaction that significantly increases our leverage.

The trust indenture governing the Debt Securities contains only limited protections in the event of many types of transactions that we could engage in, including acquisitions, refinancings, dispositions, recapitalizations, restructurings or other reorganizations or material strategic transactions that could substantially affect our capital structure and the value of the Debt Securities. If any such transaction should occur, the value of your Debt Securities may decline.

BUSINESS

We are the leading source of intelligent information for the world’s businesses and professionals, providing customers with competitive advantage. Intelligent information is a unique synthesis of human intelligence, industry expertise and innovative technology that provides decision-makers with the knowledge to act, enabling them to make better decisions faster. We deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We are organized in four business units:

—	Financial & Risk, a leading provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides leading regulatory and operational risk management solutions;

—	Legal, a leading provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world;

—	Tax & Accounting, a leading provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

—	Intellectual Property & Science, a leading provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

We also have a Global Growth & Operations organization which works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist.

At our Corporate center, we manage Reuters, the world's largest international news agency, which is a leading provider of real-time, high-impact, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe.

Thomson Reuters Corporation is incorporated under the OBCA. Our principal executive office is located at 3 Times Square, New York, New York 10036, United States. Our registered office is located at Suite 400, 333 Bay Street, Toronto, Ontario M5H 2R2, Canada.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds, and we may use them for general corporate purposes including, without limitation, to repay existing indebtedness. We may invest funds that we do not immediately use in short-term marketable securities. We may from time to time offer Debt Securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at December 31, 2013 on an actual basis and on an as adjusted basis to give effect to activity under our commercial paper program and share repurchases from January 1, 2014 through March 24, 2014.

This table should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013 and other information included in the documents incorporated by reference in this prospectus.

Unaudited	As at December 31, 2013
(millions of U.S. dollars)	Actual	Adjustments		As adjusted

Current indebtedness	$596	102	(1)	$698
Long-term indebtedness	7,470	-		7,470
Total debt(2)	8,066	102		8,168
Equity:
Series II preference shares, no nominal value (authorized, issued and outstanding— 6,000,000)	110	-		110
Common shares, no nominal value (814,138,162(3) issued and outstanding; authorized— unlimited)	10,060	(56	)(3)	10,004
Contributed surplus	177	-		177
Accumulated other comprehensive loss	(1,614)	-		(1,614)
Retained earnings	7,303	(98	)(3)	7,205
Total shareholders’ equity	16,036	(154)		15,882
Non-controlling interests	394	-		394
Total equity	16,430	(154)		16,276
Total capitalization	$24,496	(52)		$24,444
_____________

(1)	Represents commercial paper outstanding as of March 24, 2014. We had no commercial paper outstanding at December 31, 2013.

(2)
Excludes the effect of related debt swaps, which are included within “Other financial assets – current”, “Other financial assets – non-current” and “Other financial liabilities - non-current” in our audited consolidated financial statements for the year ended December 31, 2013. If this effect had been included, total debt and total capitalization as at December 31, 2013 would have been lower by $86 million.

(3)
The number of common shares issued and outstanding reflects share repurchases (and related cancellations) after December 31, 2013. The cost of these repurchases was approximately $254 million and has been reflected as reductions to the carrying values of common share capital and retained earnings. Of this amount, $100 million was reflected as a reduction to equity as at December 31, 2013, as required under IFRS, in connection with a pre-defined plan with our broker to repurchase shares during our internal blackout from January 1, 2014 to February 12, 2014, the date we announced our full-year and fourth-quarter 2013 results.

INTEREST COVERAGE

The information contained in this section was derived from our audited consolidated financial statements for the year ended December 31, 2013 and the related management’s discussion and analysis, each of which is incorporated by reference in this prospectus.

The following ratio is for the 12 months ended December 31, 2013 and gives effect to the issuance and repayment of debt during that period and through March 24, 2014 as if these transactions occurred at January 1, 2013. This ratio does not purport to reflect the actual ratio that would have resulted if the transactions had actually occurred on January 1, 2013, nor is it indicative of ratios for any future periods.

	December 31, 2013
Net earnings attributable to common shareholders before deducting interest expense (which includes the effect of related debt swaps) and before tax expense(1)	$1,449 million	(2)
Adjusted annualized interest on total debt(1)	$399 million
Interest coverage ratio	3.6	x

Below, we have also provided a supplemental calculation of our interest coverage ratio based on adjusted earnings from continuing operations (Adjusted EBITDA), which is a non-IFRS financial measure. We describe this non-IFRS financial measure and provide a reconciliation to the most directly comparable IFRS financial measure in our management’s discussion and analysis for the year ended December 31, 2013.

	December 31, 2013
Adjusted EBITDA(1)	$3,070 million	(3)
Adjusted annualized interest on total debt(1)	$399 million
Adjusted interest coverage ratio	7.7	x
_____________

(1)	Excludes non-cash interest expense on pension and other post-employment benefit plans that we report in finance costs within our consolidated income statement.

(2)	Includes $372 million of charges associated with business simplification initiatives.

(3)	Includes $357 million of charges associated with business simplification initiatives.

SHARE CAPITAL

Our authorized share capital includes an unlimited number of common shares and an unlimited number of preference shares, without par value, issuable in series. As of March 24, 2014, we had outstanding 814,138,162 common shares and 6,000,000 Series II preference shares. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

DESCRIPTION OF DEBT SECURITIES

This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus.

Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under an amended and restated trust indenture dated as of December 21, 2010, as may be amended and supplemented from time to time, between Thomson Reuters Corporation, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities, and us. We collectively refer to Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas as the “Trustees” and each Trustee acting in such capacity for a specific series of Debt Securities as a “Trustee.” The trust indenture is subject to the provisions of Trust Indenture Legislation.

This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Debt Securities and the trust indenture, including the definition of certain terms in the trust indenture. It is the trust indenture, and not this summary, that governs the rights of holders of Debt Securities. Capitalized terms that are used in this section and not defined have the meanings assigned to them in the trust indenture. We have defined selected terms at the end of this section. Section references below are to sections of the trust indenture.

General

The trust indenture does not limit the amount of Debt Securities that may be issued under the trust indenture. The trust indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. We may offer no more than US$3,000,000,000 (or the equivalent in non U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:

—	the specific designation of the Debt Securities;

—	any limit on the aggregate principal amount of the Debt Securities;

—	the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

—	the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;

—	any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at our option or otherwise;

—	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

—	whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

—	the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

—	each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

—	if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

—	any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined;

—	any other terms of the Debt Securities, including covenants and additional Events of Default; and

—	the identity of the Trustee for a particular series of Debt Securities. (Section 301)

The trust indenture also provides that there may be more than one Trustee under the trust indenture, each with respect to one or more different series of Debt Securities. See “— Resignation of Trustee” below for more information. As there is more than one Trustee under the trust indenture, the powers and trust obligations of each Trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is Trustee. The Debt Securities (whether of one or more than one series) for which each Trustee is acting shall in effect be treated as if issued under separate trust indentures. The term “Debt Securities” as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.

Some or all of the Debt Securities may be issued under the trust indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

The general provisions of the trust indenture do not contain any provisions that would limit our ability to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving Thomson Reuters.

Under the trust indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

Ranking and Other Indebtedness

The Debt Securities will be unsecured obligations of, and will rank equally with all of our other unsecured and unsubordinated obligations.

Form, Denomination, Exchange and Transfer

Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. The trust indenture also provides that Debt Securities of a series may be issuable in global form, which we refer to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by us for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)

So long as required by the OBCA, we shall cause to be kept, by our company or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the OBCA. Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the OBCA, the particulars of each issue, exchange or transfer of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)

We shall not be required to:

—	issue, register the transfer of, or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

—	register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

—	issue, register the transfer of, or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid. (Section 305)

Events of Default

The trust indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:

(i)	default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

(ii)	default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

(iii)	default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security of that series;

(iv)
default in the performance, or breach, of any of our covenants or warranties in the trust indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the trust indenture), continued for 60 days after written notice to us;

(v)	certain events of bankruptcy, insolvency or reorganization; and

(vi)	any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Section 501) We are required to file with the Trustee, annually, an Officer’s Certificate as to our compliance with all conditions and covenants under the trust indenture. (Section 1004) The trust indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it considers it in the best interest of the Holders of Debt Securities to do so. (Section 502)

If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Debt Securities of a particular series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the second preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding may declare the principal amount of all of the Outstanding Debt Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)

Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the trust indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Debt Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the trust indenture, or exercising any trust or power conferred on the Trustee. (Section 513)

The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 514)

Negative Pledge

The trust indenture provides that, so long as any Debt Securities are Outstanding, we will not:

—	create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of any undertaking or assets to secure any of our Debt; or

—	permit any Material Subsidiary to give any Guarantee to secure any of our Debt;

without at the same time or as soon as reasonably practicable thereafter according to the Holders of Debt Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

(i)
any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all of our other Debt then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders’ Equity;

(ii)
any Security Interest on (a) any asset (including shares) acquired or held by us to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

(iii)
the assumption by us of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

(iv)
our giving a Security Interest (other than on shares or fixed assets) in the ordinary course of our business to any bank or banks or others to secure any of our Debt that is not a Funded Obligation; or

(v)
the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)

Modification and Waiver

We and the Trustee may modify and amend the trust indenture with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things:

—	change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

—	reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

—	change our obligation to pay Additional Amounts provided for pursuant to Section 1005 of the trust indenture, with certain exceptions;

—	reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

—	adversely affect any right of repayment at the option of the Holder of any such Debt Security;

—	change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

—	reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the trust indenture or to consent to any waiver thereunder (including a waiver of certain defaults); or

—	modify the foregoing requirements with certain exceptions. (Section 902)

The Holders of a majority in principal amount of Outstanding Debt Securities affected thereby have the right to waive compliance by us with certain covenants. (Section 1008)

We and the Trustee may modify and amend the trust indenture without the consent of any Holder, for any of the following purposes:

—	to evidence the succession of another Person to Thomson Reuters Corporation as obligor under the trust indenture;

—	to add to our covenants for the benefit of the Holders of all or any series of Debt Securities;

—	to add additional Events of Default for the benefit of the Holders of all or any series of Debt Securities;

—	to add, change or eliminate any provisions of the trust indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such addition, change or elimination shall not apply to any Outstanding Debt Security;

—	to secure the Debt Securities pursuant to the provisions described above under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation,” or otherwise;

—	to establish the form or terms of Debt Securities of any series;

—	to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the trust indenture by more than one Trustee;

—	to cure any ambiguity, defect or inconsistency in the trust indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

—	to supplement any of the provisions of the trust indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect; or

—	to comply with Trust Indenture Legislation, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect. (Section 901)

The trust indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

—	the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof;

—	the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above); and

—	Debt Securities owned by us or any other obligor or affiliate of ours or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

Merger, Consolidation or Amalgamation

The trust indenture provides that we may not amalgamate or consolidate with or merge into any other Person and that we may not convey, transfer, sell or lease our properties and assets substantially as an entirety to any Person, unless:

—	the Person formed by such consolidation or amalgamation or into which we are merged or the Person which acquires or leases our properties and assets substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction expressly assumes its obligations under the Debt Securities and the trust indenture, and

—	certain other conditions are met. (Section 801)

In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any of our property or assets would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “— Negative Pledge” above without equally and ratably securing the Debt Securities or unless the Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)

Discharge, Defeasance and Covenant Defeasance

We may discharge certain obligations to Holders of any series of Debt Securities issued under the trust indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the trust indenture with respect to such Debt Securities, except for:

—	the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

—	our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the trust indenture;

—	the rights, powers, trusts, duties and immunities of the Trustee; and

—	the defeasance provisions of the trust indenture.

We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the trust indenture (including those described under “— Negative Pledge” and “— Merger, Consolidation or Amalgamation” above), and we refer to this as “covenant defeasance,” and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities. (Sections 1401, 1402 and 1403)

In order to exercise either defeasance or covenant defeasance:

—	we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

—	in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the trust indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

—	in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

—	in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

—	we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended, and that we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act, on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)

If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:

—	the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

—	the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that is payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)

Payment of Principal and Interest and Paying Agents

Unless otherwise specified in Section 301 of the trust indenture, principal (premium, if any) and interest, if any, on Debt Securities will be payable at an office or agency maintained by us in New York, New York, except that at our option, interest, if any, may be paid by:

—	check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

—	wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)

Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by us for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the trust indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Book-Entry Debt Securities

The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

Governing Law

The trust indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. The trust indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

Agent for Service of Process

The trust indenture provides that we have designated our subsidiary, Thomson Reuters Holdings Inc., 3 Times Square, New York, New York 10036, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the trust indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in the City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and we have irrevocably submitted to the jurisdiction of such courts. (Section 113)

Definitions

Set forth below is a summary of certain of the defined terms used in the trust indenture. Reference is made to the trust indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

“Business Day” when used with respect to any Place of Payment or any other location referred to in the trust indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London, England, hereunder, or in the Debt Securities, means, unless otherwise specified with respect to any Debt Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

“Consolidated Shareholders’ Equity” means the aggregate of the stated capital accounts for all of our outstanding shares and the amount of our consolidated surplus, whether paid in, earned, or otherwise, as such consolidated surplus is shown on our then most recent audited consolidated balance sheet, determined in accordance with GAAP.

“Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

“Funded Obligation” means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

"GAAP" means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

“Guarantee” means any guarantee, indemnity or similar obligation.

“Material Subsidiary” means any Subsidiary the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of our sales taken as a whole for the 12 months ending at the end of our most recently completed fiscal year, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of our gross assets taken as a whole as at the end of our most recently completed fiscal year, calculated in each case in accordance with GAAP.

“Subsidiary” means any corporation of which we, at the time of determination, directly and/or indirectly through one or more Subsidiaries, own more than 50% of the shares of Voting Stock of such corporation.

“Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the trust indenture.

“Trust Indenture Legislation” means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the trust indenture, and at the date of the trust indenture means (i) in respect of Debt Securities offered solely in Canada and not concurrently in the United States, the applicable provisions of the OBCA and the regulations thereunder as amended or re-enacted from time to time, and (ii) in respect of Debt Securities offered solely in the United States and not concurrently in Canada or offered concurrently in the United States and Canada, the Trust Indenture Act and regulations thereunder.

“Voting Stock” means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

PLAN OF DISTRIBUTION

We may sell the Debt Securities:

—	through underwriters or dealers;

—	directly to one or more purchasers; or

—	through agents.

We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to us from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may also sell Debt Securities directly at such prices and upon such terms as agreed to by us and the purchaser or through agents designated by us from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Each series of the Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. There may not be a trading market for the Debt Securities and no assurances can be given as to the liquidity of the trading market, if any, for the Debt Securities. See “Risk Factors.”

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal (premium, if any), and interest, if any, on the Debt Securities, will be subject to Canadian non-resident withholding tax.

A prospectus supplement may also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing any early redemption provisions or other special terms.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain legal matters relating to the Debt Securities offered by this prospectus will be passed upon on our behalf by Torys LLP. As at March 24, 2014, the partners and associates of Torys LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our annual report for the year ended December 31, 2013 (which also constitutes an annual information form) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this prospectus is a part:

—	the documents referred to in the “Documents Incorporated by Reference” section of this prospectus;

—	consent of independent registered public accounting firm;

—	consent of counsel;

—	powers of attorney from our directors and officers;

—	the amended and restated trust indenture dated as of December 21, 2010 relating to the Debt Securities; and

—	a statement of eligibility of Deutsche Bank Trust Company Americas as Trustee, on Form T-1.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. A purchaser of Debt Securities should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE

Dated: March 26, 2014

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) James C. Smith	(Signed) Stephane Bello
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(Signed) David Thomson	(Signed) David W. Binet
Chairman of the Board	Director

US$1,000,000,000

   US$550,000,000 1.65% Notes due 2017
   US$450,000,000 3.85% Notes due 2024
_____________

PROSPECTUS SUPPLEMENT

September 22, 2014
_____________

Joint Book-Running Managers

Deutsche Bank Securities	HSBC	Morgan Stanley	RBS

Senior Co-Managers

Barclays	Goldman, Sachs & Co.	J.P. Morgan

Co-Managers

BMO Capital Markets	BofA Merrill Lynch	Citigroup	Guggenheim Securities

RBC Capital Markets	Standard Chartered Bank	TD Securities	Wells Fargo Securities